Exhibit 99.1

ASX, Nasdaq and Media Release

February 6, 2025

Opthea Wet AMD Data Featured at Macula Society Meeting

Melbourne, Australia, and Princeton, NJ, US, February 6, 2025 -- Opthea Limited (ASX/NASDAQ:OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that sozinibercept will be highlighted during an oral presentation at the Macula Society 48th Annual Meeting being held February 12-15, 2025 in Charlotte Harbor, Florida. The Macula Society is a forum for new research in retinal vascular and macular diseases.

Details are as follows:

Session: Neovascular AMD I: Trials

Timing: Friday, February 14, 2025, 8:00 to 8:05 AM ET

Presentation: Sozinibercept Combination Therapy for Neovascular Age-Related Macular Degeneration: Subgroup Analysis of a Phase 2b Study to Assess the Angiographic Predictors of Response

Presenter: David S. Boyer, MD

Program: https://www.xcdsystem.com/maculasociety/program/5G2onFx/index.cfm?pgid=397&RunRemoveSessionFilter=1

David S. Boyer, MD will present data from the sozinibercept Phase 2b wet AMD trial demonstrating that superior vision and anatomic outcomes were observed with sozinibercept 2 mg combination therapy, compared with standard-of-care ranibizumab alone, with baseline angiographic lesion characteristics predictive of response.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A therapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Authorized for release to ASX by Frederic Guerard, PharmD, CEO

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners Email:silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited